Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-289636

September 15, 2025

€1,000,000,000

€500,000,000 3.250% Notes due 2032

€500,000,000 3.875% Notes due 2037

FINAL TERM SHEET

September 15, 2025

Issuer:	Prologis Euro Finance LLC
Guarantor:	Prologis, L.P.
Legal Format:	Senior Unsecured SEC Registered Notes
Securities:	3.250% Notes due 2032 (the “2032 Notes”) 3.875% Notes due 2037 (the “2037 Notes”)
Expected Ratings (Moody’s/S&P)*:	A2 Stable / A Stable
Maturity Date:	September 22, 2032 (2032 Notes) September 22, 2037 (2037 Notes)
Coupon:	3.250% per annum, payable annually (2032 Notes) 3.875% per annum, payable annually (2037 Notes)
Price to Public:	99.367% (2032 Notes) 99.792% (2037 Notes)
Underwriting Discount:	0.400% (2032 Notes) 0.450% (2037 Notes)
Net Proceeds, Before Expenses, to Issuer:	€494,835,000 (2032 Notes) €496,710,000 (2037 Notes)
Mid-Swaps Yield:	2.483% (2032 Notes) 2.747% (2037 Notes)
Spread to Mid-Swap:	+87 basis points (2032 Notes) +115 basis points (2037 Notes)

Benchmark Bund:	1.700% DBR due August 15, 2032 (2032 Notes) 4.000% DBR due January 4, 2037 (2037 Notes)
Benchmark Bund Yield/Price:	2.438% / 95.360% (2032 Notes) 2.796% / 111.520% (2037 Notes)
Spread to Benchmark Bund:	+91.5 basis points (2032 Notes) +110.1 basis points (2037 Notes)
Yield to Maturity:	3.353% (2032 Notes) 3.897% (2037 Notes)
Interest Payment Dates:	September 22 of each year, commencing September 22, 2026
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption

Prior to June 22, 2032 based on the Comparable Government Bond Rate +15 basis points, or on or after June 22, 2032, at par (2032 Notes)

Prior to June 22, 2037 based on the Comparable Government Bond Rate +20 basis points, or on or after June 22, 2037, at par (2037 Notes)

Settlement Date:	September 22, 2025 (T+5)
Trade Date:	September 15, 2025
Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the 2032 Notes and the 2037 Notes to the Guarantor or one of its other subsidiaries, who will apply the amounts received for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euro. If the euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:

The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000
ISIN / Common Code / CUSIP:	XS3186907823 / 318690782 / 74341E AT9 (2032 Notes) XS3186908045 / 318690804 / 74341E AU6 (2037 Notes)
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.
Joint Book-Running Managers:	Banco Bilbao Vizcaya Argentaria, S.A. BNP PARIBAS Crédit Agricole Corporate and Investment Bank J.P. Morgan Securities plc Morgan Stanley & Co. International plc
Senior Co-Managers:

Citigroup Global Markets Limited

HSBC Bank plc

ING Bank N.V., Belgian Branch

Merrill Lynch International

Mizuho International plc

MUFG Securities EMEA plc

PNC Capital Markets LLC

Scotiabank (Ireland) Designated Activity Company

SMBC Bank International plc

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:	Academy Securities, Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC Regions Securities LLC Samuel A. Ramirez & Company, Inc. Standard Chartered Bank Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about September 15, 2025. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two business days (in the place of settlement) unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first or second business day, as applicable, prior to September 15, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting: Banco Bilbao Vizcaya Argentaria, S.A. at +1-800-422-8692, BNP PARIBAS at +44-0-20-7595-8222, Crédit Agricole Corporate and Investment Bank at +1-866-807-6030, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20-7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533 or Morgan Stanley & Co. International plc at +1-866-718-1649.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID - Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this Final Term Sheet and any other document or materials relating to the issue of the Notes described herein is not being made, and this Final Term Sheet and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this Final Term Sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This Final Term Sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This Final Term Sheet and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Final Term Sheet and any such other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Final Term Sheet or any relevant document or materials relating to the issued of the Notes described herein or any of their contents.

Disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another electronic communication system.